

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2015

<u>Via E-mail</u>
Saurabh Pradipkumar Dhoot
Executive Director
Videocon d2h Limited
1st Floor, Techweb Centre
New Link Road
Oshiwara Jogeshwari (West)
Mumbai 400 102
Maharashtra, India

> **Re: Videocon d2h Limited**
> **Registration Statement on Form F-4**
> **Filed February 4, 2015**
> **File No. 333-201870**

Dear Mr. Dhoot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Q: Why is Silver Eagle holding a special meeting of public warrantholders, page 2</u>

1.   We note your response to our prior comment 6. Please expand your discussion of the Warrant Amendment to address management's expectation of the treatment of the public warrants if the amendment is not approved. For example, please disclose whether management believes that the outstanding warrants would be exercised prior to consummation of the transaction or would expire unexercised.

<u>Q: What equity stake will current Silver Eagle stockholders hold in Videocon d2h after the closing, page 3</u>

2.   We note your response to our prior comment 7. Please revise your disclosure to quantify the value of the earn-out shares that may be issued to the former Videocon d2h shareholders based on the value of the shares to be issued by Videocon d2h in this offering.

3.   Revise the table in this section to reflect the dilution to Silver Eagle stockholders based upon the issuance of the earn-out shares to the former Videocon d2h shareholders and the additional shares to the Sponsor, respectively. For example, add a column to the table that discloses the assumed percentage ownership of the Silver Eagle stockholders if the Sponsor receives an additional 2 million ADS following closing.

4.   We note your disclosure that if Videocon d2h files a draft red herring prospectus for an initial public offering in India, then all unissued earn-out shares will be issued to the former Videocon d2h shareholders and the Sponsor prior to filing such prospectus. Please revise your disclosure to address Videocon d2h's management's current plans to pursue an initial public offering in India.

Q: How will founder shares be treated in the Transaction, page 4

5.   Please quantify the value of the earn-out shares that issued to the Sponsor based on the value of the shares to be issued by Videocon d2h in the transaction.

Q: When is the transaction expected to be completed, page 10

6.   Revise your disclosure to reflect the status of these regulatory approvals. In addition, please disclose the status of your negotiations for consent for this transaction pursuant to your debt covenants.

Summary of the Proxy Statement/Prospectus, page 14

7.   Revise your summary to discuss your current defaults under your loan agreements and the risks they pose to your operations.

8.   In addition, please add a discussion addressing the expiration of your lease agreement for bandwidth on Singtel's ST-2 satellite on February 28, 2015 and that it has not yet been renewed. This discussion should address the potential effect on your operations if this lease is not renewed.

9.   Please revise to disclose your outstanding indebtedness in US dollars.

Income Tax Expense, page 177

10.   We note your response to our prior comment 35. In your disclosure on page 177 you use the term "reasonable certainty." In order to avoid confusion regarding the meaning of

this term, please revise your disclosure to align with the guidance in paragraph 56 of IAS 12. For example, if true, you may state that deferred assets carried forward are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilized.

11.   We note your response to our prior comment 56 and reference to your response to comment 35. Please enhance your critical accounting policy by providing similar disclosure as noted in your response to comment 35. Also, discuss specifically how management has determined it is more likely than not that sufficient and suitable taxable profit will be available in the next 5-6 years.

Certain Key Measures of Financial Performance, page 177

12.   We note your response to our prior comment 36. Since "subscription revenue and activation revenue" disclosed on page 178-179 is not an IFRS measure, please change the label of this measure to clearly indicate it is not an IFRS measure. Also, disclose the reason for its use and reconcile this measure to subscription revenue under IFRS.

Fiscal year 2014 Compared to Fiscal year 2013, page 180

13.   We note your response to our prior comment 38 and the revised disclosure on page 181. However, it remains unclear to us how you account for liabilities / provisions written off, and the impact of this on other income. Please explain to us why, if customers pay you up front, you have write offs. Also it seems to us, a write off of a liability account should increase other income. However, you disclose that a decrease in write offs increased other income. Please also explain this to us and provide us the journal entries you record when receiving funds, recognizing revenue, and writing off liabilities / provisions. Refer us to your basis in accounting literature for your policy.

Financial Condition, Liquidity and Sources of Capital, page 182

14.   We note your response to our prior comment 40; however, we did not see reference to your auditors going concern opinion in the opening paragraphs of Financial Conditions, Liquidity and Sources of Cash section. Please revise accordingly.

15.   We note your response to our prior comment 42; however, you continue to exclude variable content and programming costs in your contractual obligations table. Even though these charges may be variable, please disclose significant contractual terms of each contract and any other information that is material to an understanding of these future cash outflows.

16.   We note your response to our prior comment 43 and your new disclosure on pages 184-185. Please also disclose the amount of debt payment considered late as of the date of your filing.

Compensation of Directors and Executive Officers, page 207

17.   Since, according to your response to our prior comment 45, Videocon d2h has disclosed the annual compensation of its named executive officers on an individual basis in India for its most recently completed fiscal year, please provide this individual executive compensation disclosure, as required by Form 20-F Item 6.B. and referenced in Form F-4 Item 18(a)(7)(ii).

Videocon d2h – Financial Statements

Income Statements, pages F-4 and F- 42

18.   We note your response to our prior comment 49 and your reference to IAS 1. However, Item 10(e)(ii)(C) of Regulation S-K states explicitly that a registrant must not "present non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes." As a filer under Form F-4, you are required to comply with the requirements of Form 20-F. General Instruction C(e) of Form 20-F directs you to Item 10(e) of Regulation S-K. Please revise accordingly.

Notes to the Financial Statements for the year ended March 31, 2014, page F-8

19.   We note your response to our prior comment 50 and your reference to paragraph 91 of IFRS 13. Please also explain to us your consideration of the fair value disclosure guidance in paragraph 25 of IFRS 7 and paragraph 97 of IFRS 13 and revise your disclosure accordingly.

22. Borrowings, page F-26

20.   We note your response to our prior comment 57 and your reference to paragraph 75 of IAS 1. As you noted in your response, Paragraph 75 of IAS 1 states an entity may classify a liability as non-current "if the lender agreed by the end of the reporting period to provide a period of grace ending at least twelve months after the reporting period, within which the entity can rectify the breach and during which the lender cannot demand immediate repayment." We note you did not indicate in your response that you obtained such a grace period. Unless each of your lenders specifically granted to you such a grace period with respect to each loan where the Company has not complied with the terms, conditions and covenants, it would be necessary for you to classify the debt as current.

Please revise or explain to us, in detail, why you continue to believe you complied with paragraph 75 of IAS 1 for each such loan. Also, we are unable to locate new disclosure concerning debt covenants on pages F-26 to F-28 as noted in your response.

21.   We note your response to our prior comment 58.   However, on page viii you state, '"Videocon Group" means the group of entities controlled by Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot and/or Mr. Pradipkumar Nandlal Dhoot." We also note your disclosure on page 246 which shows that Saurabh Pradipkumar Dhoot and Shree Dhoot Trading and Agencies Limited each own 61.98% and 19% of Videocon d2h Limited.   Furthermore, footnote four on pages 246-247 states, "Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot [(including as the 'karta' of a hindu undivided family)]. As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited." We also note per disclosure on pages 189-197 that Mr. Venugopal Nandlal Dhoot and Mr. Pradipkumar Nandlal Dhoot personally guarantee a significant portion of your debt. Since Mr. Venugopal N. Dhoot appears to play a significant role in both your company and Videocon Group and its affiliates, it is not clear to us why you believe Videocon Group and its affiliates are not related parties in accordance with IAS 24. Please explain or revise accordingly.

22.   Also tell us how Saurabh Pradipkumar Dhoot is related to all other Dhoot family members noted in the filing, specifically Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot and/or Mr. Pradipkumar Nandlal Dhoot. Tell us if Saurabh Pradipkumar Dhoot holds a management role in Videocon Group or its affiliates. We note based on Videocon Worldwide website that Saurabh Dhoot is a promoter of Videocon. Tell us what you mean by "promoter." Tell us why you believe Saurabh Pradipkumar Dhoot does not have significant influence or is a member the key management personnel of Videocon and its affiliates.

26. Commitments, page F-68

23.   We note that your commitments per footnote 26 on page F-68 does not include all the contractual obligations as disclosed on page 184. Please explain or revise accordingly.

Consent of Registered Public Accounting Firm. Exhibit 32.2

24.   Please have your public accounting firm also consent to the use of their report on the interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

<u>Via E-mail</u>
cc: Thomas J. Rice
           Baker & McKenzie LLP